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11015710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8- 51942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities Brokerage Firm, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Forest Place, Post Office Box 280
(No. and Street)

Rochelle Park, (City) New Jersey (State) 07662 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius & Company, LLC
(Name – *if individual, state last, first, middle name*)

155 Route 46 West (Address) Wayne (City) New Jersey (State) 07470 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THIS PAGE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.T. Hickman Securities Brokerage Firm, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Robert T. Hickman
Managing Member
Title

Notary Public

CAROL A. BANTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires September 19, 20..

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss). (Statement of Operations and Member's Equity)
- ☐ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIS PAGE FOR PUBLIC INSPECTION

DCO
DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Member
R.T. Hickman Securities Brokerage Firm, LLC

We have audited the accompanying statement of financial condition of R.T. Hickman Securities Brokerage Firm, LLC (a Limited Liability Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of R.T. Hickman Securities Brokerage Firm, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.

Wayne, New Jersey
February 18, 2011

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
212-682-0653 ▪ www.demetrius-llc.com

R. T. HICKMAN
SECURITIES BROKERAGE FIRM, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 11,777
Commissions Receivable	3,247
Prepaid expenses	1,602
Total Current Assets	16,626
Total Assets	$ 16,626
	=====

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
ccrued expenses	$ 4,000
Total current liabilities	4,000
EMBER'S EQUITY	12,626
Total Liabilities and Member's Equity	$ 16,626
	=====

US Code of Federal Regulations section 240.17a-5 footnote Statements to be read in conjunction with above information:

- **NET CAPITAL REQUIREMENT**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2010, the ratio was 0.51 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the sale of life insurance products including variable annuities and variable life. At December 31, 2010, the Company had net capital, as defined, of $7,814, which was $2,814 in excess of its required minimum net capital of $5,000, and, $1,814 in excess of its early warning required net capital.
- The most recent audited annual Statement of Financial Condition, place of availability for examination, is at the principal office of RT Hickman Securities Brokerage Firm, LLC.

THIS PAGE FOR PUBLIC INSPECTION

R. T. Hickman
Securities Brokerage Firm, LLC
December 31, 2010

PAGES FOR
PUBLIC INSPECTION

DCO

DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS